SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZUMIEZ INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
No Par Value	989817101
(Title of Class of Securities)	(CUSIP Number of Class of Securities
(Underlying Common Stock))

Richard M. Brooks
Chief Executive Officer

Zumiez Inc.

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

(425) 551-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

(206) 370-8343

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,200,296	$66.98

*

Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 468,800 shares of the issuer’s common stock and have an aggregate value of $1,200,296 as of June 17, 2009, calculated based on a Black-Scholes based option pricing model.

**

The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated June 22, 2009 (the “Offer to Exchange ”), attached hereto as Exhibit 99.(a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)  Name and Address.

Zumiez Inc., a Washington corporation (the “ Company ” or “ Zumiez ”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 6300 Merrill Creek Parkway Suite B, Everett, Washington 98203, and the telephone number at that address is (425) 551-1500.

(b)  Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value.  A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share greater than $23.00 and was granted prior to January 22, 2008 under the Company’s 2005 Equity Incentive Plan (the “2005 Plan”).  Employees surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the 2005 Plan.

The Company is making the offer to all employees who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company (excluding the Company’s executive officers and members of the board of directors).  These employees are collectively referred to as the “Eligible Employees .”  To remain eligible to surrender Eligible Stock Options for exchange, and receive New Stock Options, the Eligible Employees must be employed by the Company on the date the exchange offer commences and remain employed through the date the New Stock Options are granted.  The Eligible Employee also must be eligible to participate in the 2005 Plan.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Election Website, screenshots of which are attached hereto as Exhibit 99.(a)(1)(D).  Eligible Employees will be sent a transmittal email, the form of which is attached hereto as Exhibit 99.(a)(1)(C), regarding access to Election Website.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1 , Eligible Stock Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.  The Company is both the filing person and the issuer.

ITEM 4. TERMS OF THE TRANSACTION.

(a)  Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer : Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)  Purchases.

Company executive officers and board members are not eligible to participate in the offer.  The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Eligible Stock Options; Eligible Employees; Expiration Date; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.  See also the 2005 Plan, the Form of Stock Option Agreement and the Form of Stock Option Grant Notice, attached hereto as Exhibits 99.(d)(1)(A), 99.(d)(1)(B) and 99.(d)(a)(C), respectively, which are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)  Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; New Stock Options; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)  Plans.

Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer , is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable

ITEM 10. FINANCIAL STATEMENTS.

(a)  Financial Information.

The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009, Part I, Item 1, Condensed Consolidated Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended May 2, 2009, and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)  Pro Forma Information.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)  The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals , is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)  Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No. 99.	Document

(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated June 22, 2009

(a)(1)(B)	Email from Richard Brooks to Eligible Employees, dated June 22, 2009, Regarding Offer to Exchange

(a)(1)(C)	Form of Emails from Tricia Schlepp to Eligible Employees, dated June 22, 2009, Regarding Election Website

(a)(1)(D)	Screenshots from Election Website

(b)	Not applicable
(c)	Not applicable
(d)(1)(A)

Zumiez Inc. 2005 Equity Incentive Plan, as amended and restated effective May 27, 2009 (filed as Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2009 (SEC File No. 000-51300) and incorporated herein by reference)

(d)(1)(B)

Form of Stock Option Agreement (Nonstatutory Stock Options) (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 15, 2006 (SEC File No. 000-51300) and incorporated herein by reference)

(d)(1)(C)	Form of Stock Option Grant Notice Used In Connection Option Exchange Program

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZUMIEZ INC.
(Registrant)

Date: June 22, 2009	By:	/s/ Trevor S. Lang

Trevor S. Lang
Chief Financial Officer and Secretary